Exhibit 99.1

Zepp Health Corporation Reports Third Quarter 2023 Unaudited Financial Results

Amsterdam, the Netherlands, November 20, 2023 /PRNewswire/ -- Zepp Health Corporation (“Zepp” or the “Company”) (NYSE: ZEPP) today reported revenues of RMB0.6 billion (US$82.5 million); a basic and diluted net income per share of RMB0.01 (US$0.002); and a basic and diluted net income per ADS of RMB0.05 (US$0.01) for the third quarter ended September 30, 2023. Each ADS represents four Class A ordinary shares.

Mr. Wayne Wang Huang, Chairman and CEO of Zepp, commented, “In the third quarter, we achieved a business turnaround, returning to profitability after six loss-making quarters. Despite a year-over-year revenue decline, our high-margin self-branded products’ contribution to our top line grew to approximately 80%. This accomplishment reaffirms the effectiveness of our operational strategy and early success in our business model transformation.”

Mr. Huang continued, “We sustained our self-branded products’ strong performance in this quarter, thanks to our expanded AI-empowered product portfolio and elevated brand influence around the globe. In September 2023, we launched Amazfit Balance (previously GT series) at IFA Berlin with seamlessly integrated health, fitness and lifestyle features, including Zepp Pay and Zepp Aura, enabling users to strike the ultimate balance between life, work and wellness. Furthermore, with the launch of Amazfit Active and Amazfit Active Edge in the fourth quarter of 2023, both tailored for modern-day city consumers, we expect to continue propelling sales growth of our self-branded product in the upcoming quarters. Looking ahead, our strategy of leveraging leading vertically integrated technology to rapidly and flexibly provide high-quality, competitive, high-margin products will continue to be effective and demonstrate results.

Mr. Leon Deng, Zepp’s Chief Financial Officer, added, “In the third quarter, we achieved revenues of RMB602.1 million, in line with our guidance range. Despite a year-over-year revenue decline of 50.1%, primarily due to lower Xiaomi-branded products sales, we marked a significant milestone by returning to profitability in this quarter. Our net income for the third quarter reached RMB3.0 million, a remarkable turnaround from the RMB17.1 million net loss in the same period last year. Notably, we are making strides in our journey to transform the Company from its heavy reliance on Xiaomi-branded products to becoming a self-sustaining enterprise that focuses on our Amazfit brand.”

“Our improved net income could be attributed to enhanced operating efficiency and the increasing contribution of our self-branded products sales, which led to an overall gross margin of 33.9%, the highest gross margin since the Company’s inception in 2013. Simultaneously, our total operating expenses for the third quarter amounted to RMB193.2 million, a 36.4% reduction compared to the same period last year. This was achieved through our disciplined cost control measures.”

“We are proud to report our fifth consecutive quarter of positive cash flow from operations. Our inventory levels remained relatively steady at RMB787.0 million as of September 30, 2023. Additionally, we successfully reduced our debt level by RMB117.3 million in the third quarter of 2023, and at the same time we remained strong cash and cash equivalent position of RMB1 billion by the end of this quarter. Looking ahead, we will continue to optimize our retail channels and product mix to maintain our margins trend, with a steadfast focus on disciplined expense management for sustained shareholder profitability.”

Third Quarter 2023 Financial Summary

	For the Three Months Ended		For the Nine Months Ended
Number in millions, except for percentages and per- share/ADS amounts	Sept. 30, 2023	Sept. 30, 2022[1]	Sept. 30, 2023	Sept. 30, 2022[1]
Revenue RMB	602.1	1,205.8	1,895.6	3,071.1
Revenue US$	82.5	169.5	259.8	431.7
Gross margin	33.9%	19.1%	23.7%	18.9%
Net income/(loss) attributable to Zepp Health Corporation RMB	3.0	(17.1)	(203.7)	(212.8)
Adjusted net income/(loss) attributable to Zepp Health Corporation RMB[2]	16.0	(8.8)	(156.0)	(178.9)
Diluted net income/(loss) per share RMB	0.01	(0.07)	(0.84)	(0.86)
Diluted net income/(loss) per ADS US$	0.01	(0.04)	(0.46)	(0.48)
Adjusted diluted net income/(loss) per share RMB[3]	0.06	(0.04)	(0.64)	(0.72)
Adjusted diluted net income/(loss) per ADS US$	0.03	(0.02)	(0.35)	(0.41)
Units shipped in millions	2.8	5.8	10.0	15.8
-Xiaomi-branded	1.7	4.1	6.8	11.5
-Self-branded	1.1	1.7	3.2	4.3

1 The US$ numbers in 2022 are referenced with the prior 6-K disclosures, where translations from RMB to US$ are made at a rate of RMB7.1135 to US$1.00, the effective noon buying rate on September 30, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board.

2 Adjusted net loss attributable to Zepp Health Corporation is a non-GAAP measure, which excludes share-based compensation expenses. The tax effect from the adjustment of the Share-based compensation expenses is nil. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

3 Adjusted diluted net loss is the abbreviation of adjusted net loss attributable to Zepp Health Corporation, which is a non-GAAP measure and excludes share-based compensation expenses attributable to Zepp Health Corporation, and is used as the numerator in computation of adjusted basic and diluted net loss per ADS attributable to Zepp Health Corporation.

Third Quarter 2023 Financial Results

Revenues

Revenues for the third quarter of 2023 reached RMB0.6 billion (US$82.5 million), a decrease by 50.1% from the third quarter of 2022. Over 70% of the decrease in total revenues was due to the decrease in the sales of Xiaomi wearable products.

Total units shipped in the third quarter of 2023 decreased by 51.7% year-over-year to 2.8 million, compared with 5.8 million in the third quarter of 2022. Over 80% of the decrease in total units shipped was due to the decrease in Xiaomi wearable products.

Gross Margin

Gross margin in the third quarter of 2023 was 33.9%, compared to 19.1% in the same period of 2022. We reached a record-high gross margin, mainly due to the improved gross margin of our self-branded products (which hit an all-time high of 40.1%) and largely driven by a better product mix especially on our new products introductions, partially offset by the decrease in the gross margin of Xiaomi branded products.

Research and Development Expenses

Research and development expenses in the third quarter of 2023 were RMB74.6 million, a decrease by 41.4% year-over-year. This comprised 12.4% of revenues, versus 10.6% for the same period in 2022. The decrease could be attributed to our refined research and development approaches, as we consistently evaluated resource efficiency to ensure maximum return on investment and productivity. We are committed to investing in new technologies and AI to maintain our competitive edge against our peers.

Selling and Marketing Expenses

Selling and marketing expenses in the third quarter of 2023 were RMB70.6 million, a decrease by 43.0% year-over-year. This comprised 11.7% of revenues, versus 10.3% for the same period in 2022. The amount decrease resulted primarily from our consistent push on retail profitability and channel mix improvement, which included meticulous refinement of our retail channels and strategic staffing arrangements across sales regions. Meanwhile, we also sponsored several events in Berlin Marathon and held press conference for the launch of the Amazfit Balance at IFA-Berlin in the third quarter, and these efforts notably enhanced our brand image in the smart wearable device market. We are committed to investing efficiently in marketing and branding to ensure our sustained growth.

General and Administrative Expenses

General and administrative expenses were RMB48.0 million in the third quarter of 2023, a decrease by 8.9% year-over-year. This comprised 8.0% of revenues, compared with 4.4% in the same period in 2022. The decrease in absolute value was largely attributable to our personnel optimization initiative and strict administrative expense control.

Operating Expenses

Total operating expenses for the third quarter of 2023 were RMB193.2 million, a decrease by 36.4% year-over-year. Adjusted operating expenses, which exclude share-based compensation, were RMB180.3 million. We will maintain our cost-conscious approach in the upcoming quarters, anticipating that our operating expenses will remain at current levels or decrease further. Concurrently, we remain committed to investing in R&D and marketing activities to ensure our long-term competitiveness.

Operating Income/(Loss)

Operating income for the third quarter of 2023 was RMB10.8 million, compared with operating loss of RMB73.3 million for the same period in 2022. The recovery in operating profit was largely due to the improved gross margin of our self-branded products and reduced operating expenses.

Net Income/(Loss)

Net income attributable to Zepp Health Corporation for the third quarter of 2023 was RMB3.0 million, compared with RMB17.1 million of net loss in the third quarter of 2022. The adjusted net income attributable to Zepp Health Corporation was RMB16.0 million, compared with the adjusted net loss of RMB8.8 million for the same period of 2022.

Liquidity and Capital Resources

As of September 30, 2023, the Company had cash and cash equivalents and restricted cash of RMB981.0 million (US$134.5 million), compared with RMB1,064.0 million as of June 30, 2023 and RMB1,005.7 million as of September 30, 2022. We generated positive cash flow from our operating activities for the fifth consecutive quarter. We also successfully reduced our total debt, including short-term and long-term bank borrowing balance, by RMB117.3 million in the third quarter, and we anticipate further reductions in our debt level in the upcoming quarters.

The Company continued to manage its working capital and inventory efficiently and recorded inventory levels of RMB787.0 million as of September 30, 2023, compared to RMB742.6 million as of June 30, 2023 and RMB1,375.1 million as of September 30, 2022.

Share Repurchase Program Update

The Company announced in its third quarter 2021 earnings release that the board had authorized a share repurchase program of up to US$20 million through November 2022. On November 21, 2022, the board authorized a 12-month extension of the Company’s share repurchase program. On November 20, 2023, the board further authorized the Company to extend its share repurchase program for another 12 months. Pursuant to the extended share repurchase program, the Company may repurchase its shares in the form of American depositary shares and/or ordinary shares through November 2024 with an aggregate value equal to the remaining balance under the share repurchase program. As of September 30, 2023, the Company had used US$12.3 million to repurchase 4,645,732 ADSs. The Company expects to fund the repurchases under the extended share repurchase program out of its existing cash balance.

Outlook

For the fourth quarter of 2023, the Company’s management currently expects net revenues to be between RMB600 million and RMB850 million, compared with RMB1.07 billion in the fourth quarter of 2022.

This outlook is based on current market conditions and reflects the Company’s current and preliminary estimates of market, operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management team will hold a conference call at 7:30 a.m. Eastern Time on Monday, November 20, 2023 (8:30 p.m. Beijing Time on November 20, 2023) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialling:

US (Toll Free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (Toll Free):	400-120-1203
Hong Kong (Toll Free):	800-905-945
Hong Kong:	+852-3018-4992

Participants should dial in at least 10 minutes before the scheduled start time and ask to be connected to the call for “Zepp Health Corporation”.

Additionally, a live and archived webcast of the conference call will be available at https://ir.zepp.com/investor.

A telephone replay will be available one hour after the call until November 27, 2023 by dialing:

US Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Replay Passcode:	3369346

About Zepp Health Corporation

Zepp Health Corporation (NYSE: ZEPP) is a global smart wearable and health technology leader, empowering users to live their healthiest lives by optimizing their health, fitness, and wellness journeys through its leading consumer brands, Amazfit, Zepp Clarity and Zepp Aura. Powered by its proprietary Zepp Digital Management Platform, which includes the Zepp OS, AI chips, biometric sensors and data algorithms, Zepp delivers cloud-based 24/7 actionable insights and guidance to help users attain their wellness goals. To date, Zepp has shipped over 200 million units, and its products are available in more than 90 countries and regions. Founded in 2013 as Huami Corp., the Company changed its name to Zepp Health Corporation in February 2021 to emphasize its health focus with a name that resonates across languages and cultures globally. Zepp has team members and offices across North America, Europe, Middle East, Africa and Asia Pacific regions.

Use of Non-GAAP Measures

We use adjusted net income/(loss), a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted operating expenses represent operating expenses excluding share-based compensation expenses. Adjusted operating income/(loss) represents operating income/(loss) excluding share-based compensation expenses. Adjusted net income/(loss) represents net income/(loss) excluding share-based compensation expenses, and such adjustment has no impact on income tax. Adjusted net income/(loss) attributable to Zepp Health Corporation is a non-GAAP measure, which excludes share-based compensation expenses attributable to Zepp Health Corporation, and is used as the numerator in computation of adjusted net income/(loss) per share and per ADS attributable to Zepp Health Corporation.

We believe that adjusted net income/(loss) and adjusted net income/(loss) attributable to Zepp Health Corporation help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in net income/(loss) and net income/(loss) attributable to Zepp Health Corporation. We believe that adjusted net income/(loss) and adjusted net income/(loss) attributable to Zepp Health Corporation provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted net income/(loss) and adjusted net income/(loss) attributable to Zepp Health Corporation, should not be considered in isolation or construed as an alternative to net income/(loss), basic and diluted net income/(loss) per share and per ADS attributable to Zepp Health Corporation or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted net income/(loss) and adjusted net income/(loss) attributable to ordinary shareholders, presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate

The Company’s business is primarily conducted in China. This announcement contains currency conversions of RMB amounts into US$ solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB 7.2960 to US$1.00, the effective noon buying rate on September 29, 2023 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on September 29, 2023, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the cooperation with Xiaomi, the recognition of the Company’s self-branded products; the Company’s growth strategies; trends and competition in global wearable technology market; changes in the Company’s revenues and certain cost or expense accounting policies; governmental policies relating to the Company’s industry and general economic conditions in China and the global. Further information regarding these and other risks is included in the Company’s filings with the United States Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zepp Health Corporation

Grace Yujia Zhang

Email: ir@zepp.com

Piacente Financial Communications

Tel: +86-10-6508-0677

Email: zepp@tpg-ir.com

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of September 30,
	2022	2023
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	886,632	923,220	126,538
Restricted cash	86,708	57,794	7,921
Term deposit	-	5,000	685
Accounts receivable, net	682,103	431,394	59,127
Amounts due from related parties	138,614	147,536	20,221
Inventories, net	1,021,923	786,962	107,862
Short-term investments	34,316	24,629	3,376
Prepaid expenses and other current assets	108,252	127,787	17,514
Total current assets	2,958,548	2,504,322	343,244

Property, plant and equipment, net	100,605	69,466	9,521
Intangible asset, net	123,300	104,862	14,373
Goodwill	66,081	69,902	9,581
Long-term investments	1,686,628	1,696,275	232,494
Deferred tax assets	210,186	265,553	36,397
Amount due from a related party, non-current	6,333	6,832	936
Other non-current assets	50,389	73,670	10,097
Operating lease right-of-use assets	65,573	42,164	5,779
Total assets	5,267,643	4,833,046	662,422

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of September 30,
	2022	2023
	RMB	RMB	US$
Liabilities
Current liabilities:
Accounts payable	456,585	440,887	60,429
Advance from customers	2,133	1,841	252
Amount due to related parties	40,978	38,890	5,330
Accrued expenses and other current liabilities	197,819	152,566	20,911
Income tax payables	2,715	22,052	3,022
Notes payable	456,438	479,370	65,703
Short-term bank borrowings	512,000	87,000	11,924
Total current liabilities	1,668,668	1,222,606	167,571
Deferred tax liabilities	35,552	33,664	4,614
Long-term borrowings	684,210	861,412	118,066
Other non-current liabilities	162,602	164,422	22,536
Non-current operating lease liabilities	31,690	15,090	2,068
Total liabilities	2,582,722	2,297,194	314,855

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of September 30,
	2022	2023
	RMB	RMB	US$
Equity
Ordinary shares	162	164	22
Additional paid-in capital	1,690,879	1,738,542	238,287
Treasury stock	(67,163)	(81,408)	(11,158)
Accumulated retained earnings	942,848	739,162	101,311
Accumulated other comprehensive income	105,796	127,565	17,484
Total Zepp Health Corporation shareholders’ equity	2,672,522	2,524,025	345,946
Noncontrolling interests	12,399	11,827	1,621
Total equity	2,684,921	2,535,852	347,567
Total liabilities and equity	5,267,643	4,833,046	662,422

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended September 30,
	2022	2023
	RMB	RMB	US$
Revenues	1,205,793	602,099	82,525
Cost of revenues	(975,106)	(398,023)	(54,554)
Gross profit	230,687	204,076	27,971
Operating expenses:
Selling and marketing	(123,850)	(70,565)	(9,672)
General and administrative	(52,715)	(48,027)	(6,583)
Research and development	(127,382)	(74,643)	(10,231)
Total operating expenses	(303,947)	(193,235)	(26,486)
Operating (loss)/income	(73,260)	10,841	1,485

Other income and expenses:
Interest income	3,268	5,879	806
Interest expense	(15,098)	(11,677)	(1,600)
Other income/(expense), net	38,269	(1,729)	(237)
Loss from fair value change of long-term investment	(7,411)	(552)	(76)
Investment income	-	862	118
(Loss)/income before income tax and income from equity method investment	(54,232)	3,624	496
Income tax benefits/(expense)	33,606	(475)	(65)
(Loss)/income before income from equity method investments	(20,626)	3,149	431
Net income/(loss) from equity method investments	3,409	(367)	(50)
Net (loss)/income	(17,217)	2,782	381
Less: Net loss attributable to noncontrolling interest	(127)	(193)	(26)
Net (loss)/income attributable to Zepp Health Corporation	(17,090)	2,975	407
Net (loss)/income per share attributable to Zepp Health Corporation
Basic (loss)/income per ordinary share	(0.07)	0.01	-
Diluted (loss)/income per ordinary share	(0.07)	0.01	-

Net (loss)/income per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	(0.28)	0.05	0.01
ADS – diluted	(0.28)	0.05	0.01

Weighted average number of shares used in computing net loss per share
Ordinary share – basic	245,116,812	243,154,138	243,154,138
Ordinary share – diluted	245,116,812	256,149,311	256,149,311

Zepp Health Corporation

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended September 30,
	2022	2023
	RMB	RMB	US$
Total operating expenses	(303,947)	(193,235)	(26,486)
Share-based compensation expenses[2]	8,246	12,975	1,778
Total adjusted operating expenses	(295,701)	(180,260)	(24,708)

Operating (loss)/income	(73,260)	10,841	1,485
Share-based compensation expenses	8,246	12,975	1,778
Adjusted operating (loss)/income	(65,014)	23,816	3,263

Net (loss)/income attributable to Zepp Health Corporation	(17,090)	2,975	407
Share-based compensation expenses	8,246	12,975	1,778
Adjusted net (loss)/income attributable to Zepp Health Corporation[2]	(8,844)	15,950	2,185

Adjusted net (loss)/income per share attributable to Zepp Health Corporation
Adjusted basic (loss)/income per ordinary share	(0.04)	0.07	0.01
Adjusted diluted (loss)/income per ordinary share	(0.04)	0.06	0.01

Adjusted net (loss)/income per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	(0.14)	0.26	0.04
ADS – diluted	(0.14)	0.25	0.03

Weighted average number of shares used in computing adjusted net loss per share
Ordinary share – basic	245,116,812	243,154,138	243,154,138
Ordinary share – diluted	245,116,812	256,149,311	256,149,311

Share-based compensation expenses included are follows:
Selling and marketing	879	1,228	168
General and administrative	2,172	5,784	793
Research and development	5,195	5,963	817
Total	8,246	12,975	1,778

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	For the Nine Months Ended September 30,
	2022	2023
	RMB	RMB	US$
Revenues	3,071,131	1,895,625	259,817
Cost of revenues	(2,489,861)	(1,446,162)	(198,213)
Gross profit	581,270	449,463	61,604
Operating expenses:
Selling and marketing	(335,210)	(228,093)	(31,263)
General and administrative	(182,570)	(152,000)	(20,833)
Research and development	(402,781)	(281,810)	(38,625)
Total operating expenses	(920,561)	(661,903)	(90,721)
Operating loss	(339,291)	(212,440)	(29,117)

Other income and expenses:
Interest income	7,963	15,958	2,187
Interest expense	(40,891)	(37,312)	(5,114)
Other income/(expense), net	44,334	(4,497)	(616)
Gain from fair value change of long-term investment	32,889	6,367	873
Investment income	-	1,096	150
Loss before income tax and income from equity method investment	(294,996)	(230,828)	(31,637)
Income tax benefits	63,371	35,871	4,917
Loss before income from equity method investments	(231,625)	(194,957)	(26,720)
Net income/(loss) from equity method investments	18,367	(9,301)	(1,275)
Net loss	(213,258)	(204,258)	(27,995)
Less: Net loss attributable to noncontrolling interest	(498)	(572)	(78)
Net loss attributable to Zepp Health Corporation	(212,760)	(203,686)	(27,917)
Net loss per share attributable to Zepp Health Corporation
Basic loss per ordinary share	(0.86)	(0.84)	(0.12)
Diluted loss per ordinary share	(0.86)	(0.84)	(0.12)

Net loss per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	(3.45)	(3.34)	(0.46)
ADS – diluted	(3.45)	(3.34)	(0.46)

Weighted average number of shares used in computing net loss per share
Ordinary share – basic	246,762,346	243,679,883	243,679,883
Ordinary share – diluted	246,762,346	243,679,883	243,679,883

Zepp Health Corporation

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	For the Nine Months Ended September 30,
	2022	2023
	RMB	RMB	US$
Total operating expenses	(920,561)	(661,903)	(90,721)
Share-based compensation expenses[2]	33,891	47,659	6,532
Total adjusted operating expenses	(886,670)	(614,244)	(84,189)

Operating loss	(339,291)	(212,440)	(29,117)
Share-based compensation expenses	33,891	47,659	6,532
Adjusted operating loss	(305,400)	(164,781)	(22,585)

Net loss attributable to Zepp Health Corporation	(212,760)	(203,686)	(27,917)
Share-based compensation expenses	33,891	47,659	6,532
Adjusted net loss attributable to Zepp Health Corporation[2]	(178,869)	(156,027)	(21,385)

Adjusted net loss per share attributable to Zepp Health Corporation
Adjusted basic loss per ordinary share	(0.72)	(0.64)	(0.09)
Adjusted diluted loss per ordinary share	(0.72)	(0.64)	(0.09)

Adjusted net loss per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	(2.90)	(2.56)	(0.35)
ADS – diluted	(2.90)	(2.56)	(0.35)

Weighted average number of shares used in computing adjusted net loss per share
Ordinary share – basic	246,762,346	243,679,883	243,679,883
Ordinary share – diluted	246,762,346	243,679,883	243,679,883

Share-based compensation expenses included are follows:
Selling and marketing	3,093	3,274	449
General and administrative	14,044	21,728	2,978
Research and development	16,754	22,657	3,105
Total	33,891	47,659	6,532